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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

UNITED AMERICA INDEMNITY, LTD.
(Name of Issuer)
CLASS A COMMON STOCK $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)
90933T109
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	90933T109

1	NAMES OF REPORTING PERSONS PZENA INVESTMENT MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		1,171,126

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,507,283

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,507,283

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.93%

12	TYPE OF REPORTING PERSON

	IA

PAGE 2 OF 6 PAGES

CUSIP NO.	90933T109
ITEM 1.
(a) Name of Issuer: United America Indemnity, Ltd.
(b) Address of Issuer’s Principal Executive Offices:
Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002 Cayman Islands
ITEM 2.
(a) Name of Person Filing: Pzena Investment Management, LLC
(b) Address of Principal Business Office or, if none, Residence:
120 West 45th Street, 20th Floor, New York, NY 10036
(c) Citizenship: Delaware
(d) Title of Class of Securities: Common Stock
(e) CUSIP Number 90933T109
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
(a)	☐ Broker or Dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940

(e)	☑ Investment Adviser registered under section 203 of the Investment Advisers Act or under the laws of any State

(f)	☐ Employee Benefit Plan, Pension fund which is subject to the Endowment Fund; see ss.240. 13d-1(b)(1)(ii)(F)

(g)	☐ Parent Holding Company or Control Person, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐ A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

(j)	☐ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)
If this statement is filed pursuant to ss.240.13d-1(c), check this box ☐.

PAGE 3 OF 6 PAGES

CUSIP NO.	90933T109
ITEM 4. OWNERSHIP
If the percent of the class owned, as of December 31 of the year covered by this statement, or as of the last day of any month described in Rule 13d-1(b)(2) if applicable exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
(a) Amount Beneficially Owned: 1,507,283
(b) Percent of Class: 7.93%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 1,171,126
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 1,507,283
(iv) shared power to dispose or to direct the disposition of: 0
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. NOT APPLICABLE
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employees benefit plan, pension fund or endowment fund is not required.
CLIENTS OF THE FILING INVESTMENT MANAGER HAVE THE RIGHT TO RECEIVE AND THE ULTIMATE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS OF SALE OF THE SECURITIES REPORTED ON HEREINABOVE. NO INTEREST OF ANY ONE OF SUCH CLIENTS RELATES TO MORE THAN FIVE PERCENT OF THE CLASS.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary. NOT APPLICABLE.

PAGE 4 OF 6 PAGES

CUSIP NO.	90933T109
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. NOT APPLICABLE.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security report on will be filed, if required, by members of the group, in their individual capacity. NOT APPLICABLE.
ITEM 10. CERTIFICATION
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

PAGE 5 OF 6 PAGES

CUSIP NO.	90933T109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.
February 17, 2009

Joan Berger, General Counsel & Chief Compliance Officer
NAME/TITLE

PAGE 6 OF 6 PAGES